EXHIBIT 11

STATEMENT RE: COMPUTATION OF EARNINGS PER SHARE

	December 31, 2005	December 31, 2004	December 31, 2003

Net Income	$948,847,329	$552,996,208	$396,365,396

Common and Common Equivalent Shares:
Weighted Average Common Shares Outstanding	467,306,335	294,490,840	226,304,234
Weighted Average Common Equivalent Shares — Options	3,059,775	2,587,007	813,584
Weighted Average Common Equivalent Shares — Restricted Stock	2,424,603	2,141,444	1,656,396

Weighted Average Common and Common Equivalent Shares	472,790,713	299,219,291	228,774,214

Net Income per Common Equivalent Share — Basic	$2.03	$1.88	$1.75
Net Income per Common Equivalent Share — Diluted	$2.01	$1.85	$1.73